Exhibit 99.1

Acorn International Reports First Quarter 2020 Financial Results

SHANGHAI, April 30, 2020 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced its preliminary unaudited financial results for the quarter ended March 31, 2020.

First Quarter Estimated Results Highlights

●	Net revenues decreased 7.2% year-over-year in Q1 2020 to US$8.0 million.

●	Gross profit decreased 12.3% year-over-year in Q1 2020 to US$5.5 million.

●	Gross margin was 68.8% in Q1 2020, compared to 72.8% in Q1 2019.

●	Loss from continuing operations was US$0.3 million in Q1 2020, compared to income from continuing operations of US$0.6 million in Q1 2019.

●	Net income was US$2.7 million in Q1 2020 as compared to net income of US$4.8 million in Q1 2019. In Q1 2020, the Company recorded a $3.0 million gain from the sale of shares of E-Money Holding Co., Ltd. (“E-Money”) (formerly known as Shanghai Yimeng Software Technology Co., Ltd.). The year-ago period includes a US$3.8 million gain on the sale of the Company’s former principal office in Shanghai to a third party.

“Our results for the first quarter of 2020 reflect the impact of the COVID-19 crisis on our business. As previously disclosed, although we have seen some increased demand for certain products as more Chinese consumers are shopping from home, we have also experienced some demand reduction, supply-side disruption and delivery challenges caused by COVID-19,” said Mr. Jacob A. Fisch, CEO and President of Acorn International.

Preliminary Financial Results for the First Quarter of 2020:

Total net revenues were US$8.0 million in the first quarter of 2020, down 7.2% from US$8.7 million in the first quarter of 2019, primarily due to the impact of COVID-19 as well as lower revenues of oxygen-generating products related primarily to the sale of the Company’s subsidiary Zhuhai Acorn Electronic Technology Co., Ltd.

Cost of sales in the first quarter of 2020 was US$2.5 million, up 6.5% from US$2.4 million in the first quarter of 2019. The increase was primarily attributable to the inclusion of Acorn Digital Services in revenues and cost of sales in the first quarter of 2020 (in the year ago period, this business segment was included in other operating income), and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Gross profit in the first quarter of 2020 was US$5.5 million, down 12.3% from US$6.3 million in the first quarter of 2019. Gross margin was 68.8% in the first quarter of 2020, compared with 72.8% in the first quarter of 2019.

Total operating expenses in the first quarter of 2020 were US$5.8 million, up 0.9% from US$5.7 million in the first quarter of 2019.

Loss from continuing operations was US$0.3 million in the first quarter of 2020, as compared to income from continuing operations of US$0.6 million in the first quarter of 2019.

Other income was US$3.0 million in the first quarter of 2020, primarily due to a US$3.0 million gain from the sale of shares of E-Money. The year-ago period includes a US$3.8 million gain on the sale of the Company’s former principal office in Shanghai to a third party.

Net income from continuing operations was US$2.8 million in the first quarter of 2020. This compares to net income from continuing operations of US$4.9 million in the first quarter of 2019. Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (refer to “Discontinued Operations” discussion below), was US$28 thousand in the first quarter of 2020, compared to net loss from discontinued operations of US$0.1 million in the first quarter of 2019.

Net income attributable to Acorn was US$2.7 million in the first quarter of 2020. This compares to net income attributable to Acorn of US$4.8 million in the first quarter of 2019.

As of March 31, 2020, Acorn’s estimated cash and cash equivalents, with restricted cash, totaled US$13.9 million. This compares to cash and equivalents, with restricted cash, of US$13.5 million as of December 31, 2019.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on its core business. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly-owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

In the third quarter of 2019, the Company completed closing of its call center in Wuxi, China. As a result, the Company is required by applicable accounting rules to treat the historical operations of the call center as discontinued operations for all periods presented.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, including the extent and duration of the COVID-19 crisis, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China, as well as potential friction between the U.S. and China associated with their current trade dispute and related factors, which could potentially impact Acorn. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2018 annual report on Form 20-F filed with SEC on April 30, 2019. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s 2018 annual report on Form 20-F filed with the SEC on April 30, 2019. The Company’s actual results of operations for the first quarter of 2020 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

- Financial Tables Follow -

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the three months ended
	2019/03/31	2020/03/31
	(Unaudited)	(Unaudited)
Net revenues
Direct sales	$7,204,182	$6,894,582
Distribution sales	1,449,322	1,138,259
Total net revenues	8,653,504	8,032,841

Cost of revenues
Direct sales	-1,836,452	-2,097,431
Distribution sales	-519,897	-411,327
Total cost of revenues	-2,356,349	-2,508,758

Gross profit
Direct sales	5,367,729	4,797,151
Distribution sales	929,425	726,932
Total gross profit	6,297,154	5,524,083
	72.8%	68.8%
Operating (expenses) income
Other selling and marketing expenses	-3,868,281	-4,089,335
General and administrative expenses	-2,452,609	-2,138,118
Other operating income, net	580,576	434,297
Total operating (expenses) income	-5,740,314	-5,793,156
Income (loss) from continuing operations	556,841	-269,073

Interest expense	-	-21,378
Interest income	82,361	46,017
Other income (expenses), net	4,573,849	3,048,180
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	5,213,051	2,803,746

Income tax - current	-307,585	-
Income tax - deferred	0	-36,812
Income (loss) from continuing operations before equity in losses of affiliates	4,905,466	2,766,934

Discontinued operations :
Income (loss) from discontinued operations	-110,673	-27,887
Income (loss) from discontinued operations before equity in losses of affiliates	-110,673	-27,887

Equity in losses of affiliates		-

Net income (loss)	4,794,793	2,739,047

Net income (loss) attributable to non-controlling interests	1,738	-211
Net income (loss) attributable to Acorn International, Inc.	$4,796,531	$2,739,258

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2019/12/31	2020/03/31

Cash and cash equivalents	$13,461,368	$13,825,003
Restricted cash	75,543	74,918
Accounts receivable, net	3,611,177	4,731,741
Inventory, net	3,042,762	2,528,777
Other prepaid expenses and current assets	7,112,042	9,837,301
Loan receivable	3,754,735	3,776,552
Held-for-sale assets	468,191	466,431
Assets to be abandoned	116,559	-
Current assets	31,642,377	35,240,722

Property and equipment, net	559,964	544,058
Investments in affiliates	-	91,309
Available-for-sale securities	25,681,848	20,705,511
Loan to related party	14,804,052	14,698,550
Right of use assets	1,785,194	1,533,427
Deferred tax assets, net	4,997,111	4,963,568
Other long-term assets	693,518	732,396
Total assets	$80,164,064	$78,509,540

Accounts payable	3,172,263	2,141,762
Dividend payable	133,405	131,206
Accrued expenses and other current liabilities	6,564,390	8,773,664
Lease Liability	881,349	858,089
Income taxes payable	1,648,520	1,615,086
Deferred revenue	68,798	42,338
Liabilities to be abandoned	222,578	-
Current liabilities	12,691,303	13,562,145

Lease Liability	1,032,645	814,786
Deferred tax liability, net	-	-
Total liabilities	13,723,948	14,376,932

Ordinary shares	918,844	918,844
Additional paid-in capital	117,445,969	117,445,969
Statutory reserve	8,350,141	8,350,141
Retained earnings	(77,913,299)	(75,174,041)
Beginning balance	(87,749,530)	(77,913,299)
Net income (loss) attributable to Acorn	9,836,231	2,739,258
Appropriation of statutory reserve fund	-	-
Accumulated other comprehensive income	45,635,771	40,594,179
Treasury stock, at cost	(28,320,324)	(28,320,324)
Total Acorn International, Inc. shareholders' equity	66,117,102	63,814,768

Noncontrolling interests	323,014	317,841
Total equity	66,440,116	64,132,609
Total liabilities and equity	$80,164,064	$78,509,540

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